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July 13, 2023

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cindy Polynice

Re:	Adial Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed June 23, 2023
File No. 333-272846

Dear Ms. Polynice:

On behalf of our client, Adial Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 7, 2023 (the “Comment Letter”), relating to the above-referenced filings.

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment.

Registration Statement on Form S-1 filed June 23, 2023

Cover Page

1.	We note that you are seeking to register 10,199,620 shares of common stock for resale, but you disclose on page 4 that you only may issue 5,916,575 shares to Alumni Capital under the Purchase Agreement before obtaining shareholder approval and you disclose on page 7 that “only 1,541,370 shares of common stock remain issuable at this time.” More specifically, we note that all of the common shares you are seeking to register will not be duly authorized at the time of registration. Please revise your registration statement so that the volume of common shares registered does not exceed the number of common shares that remain available for issuance or otherwise advise.

Response: We have revised the registration statement to register only 1,740,990 shares of common stock, consisting of the 1,541,370 shares issuable at this time and the 199,620 commitment shares already issued.

The Alumni Capital Transaction, page 4

2.	We note your disclosure that under your Purchase Agreement with Alumni Capital dated May 31, 2023, “[u]nder the applicable rules of the Nasdaq, in no event may [you] issue more than 5,916,575 Shares... unless [you] obtain stockholder approval to issue shares of Common Stock in excess of the Exchange Cap, provided further that the Exchange Cap does not apply to the extent the purchase price is equal to or exceeds the Minimum Price (as defined in the Purchase Agreement).” Please revise your disclosure to disclose the “Minimum Price” or otherwise advise.

Response: We have revised our disclosure to disclose the Minimum Price.

United States Securities

and Exchange Commission

July 13, 2023

Exhibits

3.	Please revise the legal opinion filed as Exhibit 5.1. The opinion should not assume material facts underlying the opinion. In this regard, we note that the opinion assumes that “there will be sufficient shares of Common Stock authorized but unissued under the Certificate of Incorporation and not otherwise reserved for issuance.” However, this assumption goes to whether the shares will be validly issued. See Item II.B.3.a. of Staff Legal Bulletin No. 19.

Response: We have revised the legal opinion filed as Exhibit 5.1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

*****

Please contact me at (516) 457-4238 with any questions or further comments regarding the response to the Staff’s comments.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow